EXHIBIT 12.1

INGRAM MICRO INC.

Consolidated Ratio of Earnings to Fixed Charges

						Twenty-Six
						Weeks Ended
	Fiscal Year
						July 1,	June 30,
	1996	1997	1998	1999	2000	2000	2001

Income from continuing operations before income taxes	196,757	326,489	406,860	290,493	362,509	205,539	28,274

Fixed Charges:

Interest on long-term and short-term debt including amortization of deferred financing costs	49,935	37,940	72,181	101,691	88,726	49,147	32,274

Total fixed charges	61,530	52,047	90,816	129,285	122,837	65,119	49,448

Earnings before income taxes and fixed charges	259,476	379,922	497,676	419,778	485,346	270,658	77,722

Ratio of earnings to fixed charges	4.2x	7.3x	5.5x	3.2x	4.0x	4.2x	1.6x